July 22, 2005	VIA EDGAR AND COURIER

Russell Mancuso, Esq.
Jay Mumford, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DDi Corp. Registration Statement on Form S-3, File No. 333-125345 Annual Report on Form 10-K for the year ended December 31, 2004

Dear Messrs. Mancuso and Mumford:

On behalf of DDi Corp. (the “Company”), I am submitting the response of the Company to the comments conveyed by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff comment letter dated July 14, 2005. For your convenience, we have presented each of your comments followed by our response thereto.

Comment No. 1:

We note your response to comment number 1 from our letter dated June 14, 2004. Although we may not agree with your analysis and conclusion regarding whether a payment default occurred, please provide a more complete analysis of whether the events relating to DDi Europe were material to the financial position of DDi Corp. and its consolidated and unconsolidated subsidiaries taken as a whole. In providing this analysis, include a discussion of such issues as:

•	Valuation of the DDi Europe entities without giving effect to the sale;

•	Historical contributions of revenue, expenses, cash flow and profits; and

•	Liability amounts to the company as a whole.

Response to Comment No. 1:

The Company believes that discontinuation of DDi Europe was not material to the financial position of the Company and its consolidated and unconsolidated subsidiaries taken as a whole because at the time DDi Europe had no value to the Company. This belief is based upon the Company’s subordinated position in DDi Europe’s capital structure and the excessive debt, lack of liquidity, low valuation, poor financial performance and negative sales prospects of DDi Europe, and the fact that, following the discontinuation, the Company wrote off the associated non-recourse debt, reducing consolidated indebtedness by over 50%, and recorded an $11 million non-cash gain. The improvement in the Company’s consolidated financial position as a consequence of DDi Europe’s discontinuation does not represent (and in fact is the opposite of) the kind of adverse consequence ordinarily associated with a payment default, which, as a matter of interpretative policy, we believe justifies treating the discontinuation as an event that does not disqualify the Company’s continued use of Form S-3.

I. Valuation and Liabilities

In order to better understand the DDi Europe valuation, we believe it is necessary to understand DDi Europe’s capital structure and secured indebtedness. The Bank of Scotland was the senior secured lender to DDi Europe under a credit facility that, by December 31, 2004, constituted approximately $41 million in debt. Second in priority were the holders of Series A Preferred stock, a security issued by the Company in connection with its reorganization in December 2003. The Series A Preferred Stock had a principal amount of $15 million and bore dividends at a rate of 15% per annum. These dividends were payable only to the extent that money was received from DDi Europe by the Company. At December 31, 2004, accrued dividends and principal for the Series A Preferred Stock was approximately $17 million. As owner of DDi Europe’s common stock, the Company (and, effectively, the holders of the Company’s common stock) occupied the third position of priority in the capital structure behind the secured Bank of Scotland debt and the Series A Preferred Stock, aggregating approximately $58 million.

As previously discussed in our June 28, 2005 letter to you, because DDi Europe was not generating enough cash to reduce the amounts drawn on its credit facility, in 2004, the Company contributed approximately $4.75 million to DDi Europe for debt repayment. Notwithstanding these contributions, DDi Europe had drawn its credit facility to the limit (nearly $41 million) by the fourth quarter of 2004.

In light of the Company’s subordinate position in the capital structure, the amount of debt burdening DDi Europe and the negative sales prospects of the DDi Europe business, the Company’s Board of Directors undertook an analysis to determine what course of action would be in the best interest of the Company’s stockholders. In connection with that analysis, the Company commissioned a valuation of DDi Europe to assist it in evaluating the Company’s alternatives.

In October 2004, a valuation of DDi Europe was performed based upon the following three industry-recognized methodologies: (a) public company comparables; (b) transaction comparables; and (c) discounted cash flow (“DCF”). In connection with the valuation analysis, the Company assumed that for purposes of forecasting DDi Europe’s financial performance, the Company would infuse an additional $2 million into DDi Europe, an amount necessary to restructure DDi Europe’s operations (i.e., to close certain unprofitable operations)1.

Under the public company comparables methodology, the valuation study examined the valuation multiples (public share price divided by operating metrics) of comparable European companies in the sectors in which DDi Europe did business, namely, “printed circuit boards,” “electronic manufacturing services” and “metal enclosures”. The Board confirmed its

[1]	In fact, the Company did not make the additional cash contribution. Thus, the forecasted financial performance and, by implication, the valuation, were overstated.

understanding that in those sectors, businesses are valued primarily on multiples of either cash flow or EBITDA. Under the transaction comparables methodology, the valuation study examined the multiples of acquisition price over operating metrics for similarly situated companies that had been acquired in the recent past. Under the DCF analysis, the valuation study determined the present value of future projected cash flows to be generated from the business (again, assuming an infusion of additional cash) and theoretically available to the capital providers of DDi Europe. In examining the DCF analysis, the Company and its Board noted that econometrists have predicted that this industry in Europe will show little or no growth over the next three to four years. Under a “best case” scenario, DDi Europe was forecasted to generate no more than a 5% EBITDA margin over the next four years. In performing the DCF analysis, the valuation study assumed, among other things, a discount rate of 18.5% and a terminal value of 4.5X EBITDA.

Through these three valuation methodologies, the Company estimated that, assuming an additional infusion of $2 million in cash, DDi Europe had a net entity value of approximately $38 million. In addition to the valuation study, the Board considered a number of factors including the following: (a) the senior debt alone exceeded DDi Europe’s value; (b) the excess of debt over true value was even greater because the Company never made the cash contribution that was assumed in performing the valuation; (c) neither the Series A Preferred Stock holders (with $17 million in principal and accrued dividends) nor the Company’s common stockholders stood to receive any value from DDi Europe; (d) in light of its debt load and projected cash flows, DDi Europe would likely have been unable to make any dividend payments to the Series A Preferred Stock holders2 or to the Company; and (e) neither the holders of Series A Preferred Stock nor the Company’s common stockholders would likely receive any proceeds in the event of a liquidation or sale of DDi Europe. Accordingly, based on the results of the valuation study, the factors listed above and the available alternatives, the Board concluded that the Company could not justify investing additional capital into DDi Europe.

In light of this analysis, by November 2004, the Board of Directors of the Company concluded that DDi Europe had no intrinsic value to the Company and its shareholders, was not likely to have any value going forward and was not material to the financial position of the Company and its consolidated subsidiaries taken as a whole. The Board of Directors decided that it would sooner discontinue operations than contribute additional capital to DDi Europe. Consistent with that conclusion, the Company wrote DDi Europe’s goodwill down to zero.

In its Form 10-Q for the third quarter of 2004 filed in November 2004, the Company disclosed the Board’s decision not to contribute additional cash to DDi Europe and the fact that this decision could lead to the loss of that business. After such disclosure, we believe that the Company’s investors placed a zero value on DDi Europe. Not surprisingly, after the Company announced the discontinuation of DDi Europe in February 2005, the Company’s common stockholders (those to whom management of the Company spoke) reacted positively, and the market value of the Company’s common stock remained unaffected. Further, in the Company’s Annual Report on Form 10-K for the period ended December 31, 2004, the Company treated DDi Europe as a discontinued business, wrote off over 50% of its consolidated indebtedness and

[2]	One of the conditions of making a cash dividend to the Series A Preferred holders is that DDi Europe maintain a cash balance of approximately $4 million after any such dividend. With annual forecasted EBITDA of $3 — $5 million (on $100 — $135 million in revenues) over the next four years and a fully drawn credit facility, it was unlikely that DDi Europe would have had the cash balance necessary to make such dividends during that period.

booked a non-cash gain of $11 million. The discontinuation of DDi Europe resulted in an improved capital structure for DDi Corp. and its subsidiaries, further substantiating that the events relating to DDi Europe were not material to the financial position of the Company and its consolidated and unconsolidated subsidiaries taken as a whole. It also is significant that discontinuing DDi Europe did not violate any domestic debt instrument, did not put the Company’s North American assets at risk or cause the Company or its domestic subsidiaries to incur any material expense.

II. Historical Contribution/Debt

The Company owned DDi Europe from March 2000 through February 2005, during which time DDi Europe typically accounted for approximately one-third of the Company consolidated revenues. As noted above, however, businesses in our sector are not judged primarily on revenues, but on either cash flow or EBITDA.

The table below sets forth the revenues, adjusted EBITDA, EBITDA as a percentage of revenues, cash flows and income/loss contributed by each of the Company’s North American operations, DDi Europe and the Company’s consolidated operations.

DDi Corp.
Revenue and EBITDA* Detail, FY 2003 and 2004
Amounts in $ Millions

	North	European
	American	Operations	Combined
	Operations	(DDi Europe)	Operations
FY 2003:
Revenues	$159.6	$83.5	$243.1
EBITDA*	$9.6	$0.2	$9.8
EBITDA % of Revenues	6%	0%	4%
Other
- Cash Flow**	$(15.2)	$(2.5)	$(17.7)
- Net income/(loss)***	$168.3	$(17.9)	$150.4

FY 2004:
Revenues	$189.0	$99.8	$288.8
EBITDA	$20.4	$2.6	$23.0
EBITDA % of Revenues	11%	3%	8%
Other
- Cash Flow**	$20.1	$(7.8)	$12.3
- Net Loss***	$(29.2)	$(20.7)	$(49.9)

* EBITDA, as presented above, excludes non-cash and non-recurring charges, for comparability.
**In 2003 North American cash flows reflect significant, non-recurring costs arising from the reorganization of the Company in Chapter 11, while those for 2004 include non-recurring items such as proceeds from capital raising activity.
***Net income/loss figures for North America reflect significant non-recurring gains and charges in 2003 and 2004 and are consequently not readily comparable to those of DDi Europe. Adjusted EBITDA, which excludes such charges/gains, is better suited for making comparisons between periods and as a reflection of the relative strength of each business enterprise.

While DDi Europe generated positive cash flow in the early years of the Company’s ownership, it has been generating negative cash flow for the last two years. During 2004, DDi Europe generated negative cash flow of nearly $8 million on approximately $100 million in revenues; in other words, it was not generating enough revenues to pay its costs. The Company’s other operations, on the other hand, generated positive cash flow of $20 million ($3.6 million from operating activities, $12.7 million from investing activities, and $4.2 million from financing activities). In light of its poor financial performance, DDi Europe was compelled to seek capital from the Company (over $4 million) and to draw down its credit facility to the maximum allowable limit. By the end of 2004, DDi Europe had no cash and no availability under its revolving credit facility. Without an infusion of capital, it was unable to complete the restructuring necessary to begin to turn its operations profitable.

The Company also believes that an examination of EBITDA yields supports the conclusion that DDi Europe was not material to the Company’s financial position. As shown by the table above, DDi Europe‘s EBITDA margins for the 2003 and 2004 (0.24% and 2.6%, respectively) were far below those of the Company’s North American operations (6.0% and 11.0%, respectively) and, as described above, were far less than that needed to make DDi Europe cash positive.

Despite having negative cash flow, generating minimal EBITDA margins and operating in a highly competitive, consolidating sector, DDi Europe was saddled with considerable debt. By the end of 2004, DDi Europe had drawn its senior credit facility fully out to approximately $41 million3; this represented a significant portion (over half) of the Company’s consolidated indebtedness (approximately $76 million). In light of its financial and operational performance and the condition of the European market, DDi Europe had little prospect of paying down its debt at any time in the foreseeable future.

The combination of negative cash flow, minimal EBITDA, excessive debt and a capital structure in which the Company’s stockholders had no reasonable chance to secure a return, DDi Europe presented virtually no prospect of generating any return or value to the Company’s stockholders. Consequently, at the time that DDi Europe was placed into administration, its discontinuation did not have a material effect on the financial position of the Company and its consolidated and unconsolidated subsidiaries taken as a whole.

Although we do not believe that a default within the meaning of General Instruction I.A.5 of Form S-3 occurred, assuming for the sake of argument that a default within the meaning of the instruction did occur, we do not believe that the plain meaning of Instruction I.A.5, the policy

[3]	This does not include the Series A Preferred Stock which looks solely to DDi Europe for value. If we included that security (assuming approximately $17 million in principal and accrued dividends), DDi Europe’s leverage is more onerous.

behind such Instruction and the above-referenced analysis demonstrating that the discontinuation of DDi Europe was not material in any adverse way to the financial condition of the Company and its consolidated and unconsolidated subsidiaries taken as a whole, supports an interpretation which would disqualify the Company from using a Form S-3 Registration Statement.

Comment No. 2:

We note your response to our prior comment 8. As described in our comment, references to an independent expert will require you to include the expert’s consent in this registration statement.

Response to Comment No. 2:

We will undertake to obtain the consent of the expert. To the extent that we are unsuccessful, we will remove the reference to the independent expert from the applicable “F pages”, attribute ultimate responsibility for the valuation to management and will include all of the “F pages” from the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 in the prospectus which is a part of Pre-Effective Amendment No. 2 to the Company’s Form S-3 Registration Statement which we will file with the Commission.

Please direct any questions or comments regarding the foregoing to the undersigned at (714) 688-7206 or to our outside counsel, John F. Della Grotta, Esq. of Paul, Hastings, Janofsky & Walker LLP at (714) 668-6210.

Sincerely,

/s/ Timothy J. Donnelly

Timothy J. Donnelly
Vice President, General Counsel & Secretary
DDi Corp.
1220 Simon Circle
Anaheim, CA 92806
714.688.7206
tdonnelly@ddiglobal.com

cc:	John F. Della Grotta, Esq. Michael L. Zuppone, Esq. Jon C. Tyras, Esq.

Courtesy Copies Hand Delivered to:	Russell Mancuso, Esq. Jay Mumford, Esq. Robyn Manos, Esq. Patrick Enunwaonye Lynn Dicker